Exhibit 99.2

AVRICORE HEALTH CORPORATE UPDATE SUMMER 2021

VANCOUVER, BRITISH COLUMBIA – June 9, 2021) – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) is pleased to provide this corporate update on the Company’s successes in 2021, which have included securing significant financing and key commercial agreements, putting it on track for its most successful year to date.

“We’ve demonstrated a unique resilience by remaining focused on our goal of creating the world’s largest rapid testing network in pharmacy,” said Hector Bremner, CEO of Avricore Health Inc. “We are well on our way to making actionable health information more accessible for everyone and dramatically expanding our network in the coming months.”

Strong Momentum

Avricore has focused on securing key commercial agreements and adding new capabilities to HealthTab™, the Company’s health-data generating, rapid-screening platform for pharmacy.

The Company recently announced that it secured a Distribution Agreement with Abbott Canada, the first agreement of its type for a health-data company. The Agreement gives Avricore the right to feature the Afinion 2™ blood chemistry analyzer and certain other Abbott laboratory grade analyzers in the HealthTab™ offering to location partners.

The Shoppers Drug Mart Master Agreement achieved with Canada’s largest pharmacy chain is the first significant step toward the building out of our RASTR network.  An initial 11 stores in Ontario are being added to the network to screen patients for risk of diabetes, and to support them to manage their disease.

Systems are being rolled out immediately and will be fully operational by the end of June.  The project is expected to run an initial six months, with the ability to expand as training, patient uptake and logistics are understood and refined.

The Company is currently evaluating other tests and instruments which can be added and expects to realize additional testing programs within the agreement. Large market opportunities lie ahead in new locations, expanded test menus and volume of tests across multiple diseases.

Fully Financed

The Company secured two rounds of financing in early 2021 when it announced that it successfully closed $1.5 Million financing at $0.10 in January, with an additional $1.54 Million financing at $0.22 in February, bringing total equity raised to over $3 Million.  Warrants were also exercised for more than $1 Million, putting the Company in a strong cash position.

This allowed the Company to repay a secured debt of $1 Million and retain significant cash to meet its expansion objectives.

Avricore engaged Diplomat Consulting Inc. to provide the Company with public and government relation services. The Company paid a cash fee and will issue 275,000 shares to Diplomat, subject to TSXV acceptance.

Unlocking Value

The Company sees strong demand for rapid-screening, particularly for individuals with diseases that place them at greater risk from COVID-19, such as diabetes, heart disease, as well as liver and kidney disease.  HealthTab™ has already integrated very strong capabilities in this area, and it’s turn-key solution for pharmacy is the most sophisticated approach on the market.

The Company also has developed tools to support pharmacy, and other stakeholders, in better management of testing data for COVID-19 rapid tests and instrument driven results.  The Company expects to realize opportunities both within pharmacy and without, including supporting the travel industry.

The growth of system locations will be the key priority for the balance of 2021, with HealthTab on track to achieve profitability in 2022.  This will be enhanced by potential sponsor revenue from drug makers and other key prospects, looking to utilize the RASTR network.

The objective is for RASTR to become the largest network of rapid-testing instruments in the world, providing the first harmonized series of analyzers for the purpose of conducting real-world evaluation clinical trials.

HealthTab™ Market Fast Facts

•Point of Care Testing Market to reach $50.6 Billion USD in 2025 (Source)

•Glucose monitoring (diabetes related) to make up the largest growth with the sector. (Source)

•Nearly 13.6 Million Canadians expected to diabetic or prediabetic by 2030, with many undiagnosed (Source)

•Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)

•Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)

•There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™  test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online.

As part of this direction for HealthTab™ the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities.  This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

And, with the emergence of COVID-19 and its variants, the HealthTab™ + RASTR platform can now directly report results from the Abbott ID Now™, or manually report results from rapid-tests, dramatically reducing the administration time and increasing the accuracy and speed of information sharing.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy